Exhibit 11.1

Cornell Companies, Inc.

Statement Re:  Computation of Per Share Earnings

(in thousands except per share amounts)

	2004		2003		2002
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net Earnings (loss)	$(7,433)	$(7,433)	$3,970	$3,970	$6,362	$6,362

Shares used in computing net earnings per share:
Weighted average common shares and common share equivalents	14,716	14,716	14,426	14,426	14,132	14,132

Less effect of treasury shares	(1,513)	(1,513)	(1,485)	(1,485)	(1,221)	(1,221)

Effect of shares issuable under stock options and warrants based on the treasury stock method	—	—	—	401	—	218

	13,203	13,203	12,941	13,342	12,911	13,129

Net earnings per share	$(0.56)	$(0.56)	$0.31	$0.30	$0.49	$0.48